News From...	#2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES SUCCESSFUL DEVELOPMENT WELL
AND AWARD OF NEW EXPLORATION BLOCK IN THE REPUBLIC OF YEMEN

Wednesday, June 23, 2004 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol “TGL”; AMEX symbol “TGA”) is pleased to announce a successful development well at Tasour #12 on Block 32 and the award of a new exploration block in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #12 development well was completed as an oil well and placed on production at an initial rate of approximately 6,100 barrels of oil per day with 6,600 barrels of water per day, from the main producing zone the Qishn S1-A . The Tasour #12 well is located in the central area of the Tasour field. A second oil zone in the Qishn S1-C zone was also encountered which may be completed in the future.

With the addition of Tasour #12 the Tasour field is producing in excess of 21,000 Bopd (approximately 2,900 Bopd to TransGlobe). It is expected that production from the Tasour field will average approximately 18,000+ Bopd (2,485 Bopd to TransGlobe) for the remainder of 2004, which is consistent with the 2004 work plan and predicted natural declines for the field.

Further development drilling in the western extension is planned for the fourth quarter of 2004. The remapping of the Tasour field utilizing recently acquired 3-D seismic shows a possible eastern extension which is anticipated to be drilled in late 2004.

TransGlobe has entered into a one year fixed price contract commencing July 1, 2004, for the sale of 10,000 barrels of oil per month from Block 32 at US$33.90 per barrel for Dated Brent plus or minus the Yemen Government official selling price differential. The fixed price contract represents approximately 30% of TransGlobe’s net barrels (after royalties and taxes) from the Tasour field in Block 32.

Continued

Block 72, Yemen (33.0% working interest)

The Ministry of Oil and Minerals has selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 72 in the International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc is a wholly owned subsidiary of TransGlobe Energy Corporation. The award is subject to government approval and ratification of a Production Sharing Agreement.

Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months.

TransGlobe is an international exploration and production company with its corporate office in Calgary, Alberta. In addition to its interest in Block 72, the Company holds a 25% working interest in Block S-1 and a 13.81% working inertest in Block 32 in the Republic of Yemen. On Block S-1 the Company is participating in a major oil development program comprising 13 development wells and construction of an oil pipeline and a central production facility. Block 32 was developed and placed on production in 2000 and is currently producing in excess of 22,000 Bopd (approximately 3,038 Bopd to TransGlobe). TransGlobe also has producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com